EXHIBIT 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

The following description (this “Description”) of our common stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Articles of Incorporation and Bylaws, each of which have been filed with the Securities and Exchange Commission. This description also summarizes relevant provisions of Washington law. We encourage you to read our Articles of Incorporation, Bylaws and the applicable provisions of Washington law for additional information.

General

Our authorized capital stock consists of 340,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock are undesignated.

Our board of directors has the authority, without further action by our shareholders (unless required by Nasdaq rules), to issue up to the authorized amount of shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. No shares of preferred stock have been issued or are outstanding as of the date of the filing of the Annual Report on Form 10-K of which this Description forms a part, and we have no present plan to issue any shares of preferred stock.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.  In  the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. Our common stock is listed on The Nasdaq Global Select Market under the symbol “ADPT.”  The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Anti-Takeover Effects of our Articles of Incorporation, Bylaws and Washington Law

Our Articles of Incorporation and Bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our Articles of Incorporation provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our Articles of Incorporation also provide that directors may be removed only for cause and then only if the number of votes of the holders of the shares entitled to elect the director cast in favor of removing such director exceeds the number of votes cast against removal. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our remaining directors. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for shareholders to change the composition of our board of directors.

Unanimous Written Consent of Shareholders

Washington law limits the ability of shareholders to act by written consent by requiring unanimous written consent for shareholder action to be effective. This limit may lengthen the amount of time required to take shareholder actions and would prevent the amendment of our Articles of Incorporation, our Bylaws or removal of directors by our shareholders without holding a meeting of shareholders.

Meetings of Shareholders

Our Articles of Incorporation and our Bylaws provide that only our board of directors, our Chairperson of our board of directors, our Chief Executive Officer or our President may call special meetings of shareholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of shareholders. Our Bylaws limit the business that may be conducted at an annual meeting of shareholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our Bylaws have established advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date that our proxy statement was released to shareholders in connection with the previous year’s annual meeting. Our Bylaws specify the requirements as to form and content of all shareholders’ notices. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

Amendment to our Articles of Incorporation and Bylaws

Any amendment of our Articles of Incorporation must first be submitted to our shareholders by us or our board of directors, and the amendment of certain articles or sections, including articles or sections relating to who may call special meetings of the shareholders, our board of directors, indemnification of our directors and officers, supermajority voting and amendments to our Bylaws, requires the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment voting together as a single group. Our Bylaws may be amended by our board of directors, subject to any limitations set forth in our Bylaws, and may also be amended by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment voting together as a single group.

Undesignated Preferred Stock

Our Articles of Incorporation provide for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our shareholders, our board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our Articles of Incorporation grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Exclusive Forum

Our Articles of Incorporation provide that, unless we consent in writing to the selection of an alternative forum, the state courts located in King County, Washington (or, if the state courts located within King County, Washington do not have jurisdiction, the federal district court for the Western District of Washington) shall be the sole and exclusive forum for commencing and maintaining any proceeding (1) asserting a claim based on a violation of a duty under the laws of the State of Washington by any of our current or former directors, officers or shareholders in such capacity, (2) commenced or maintained in the right of the corporation, (3) asserting a claim arising pursuant to any provision of the Washington Business Corporation Act (“WBCA”), our Articles of Incorporation or our Bylaws (as either may be amended from time to time) or (4) asserting a claim concerning our internal affairs that is not included in clauses (1) through (3) above, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. These provisions would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Our Articles of Incorporation further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. Although we believe these provisions benefit us by providing increased consistency in the application of Washington law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors, officers and other employees.

Washington Anti-Takeover Law

Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the WBCA generally prohibits a target corporation from engaging in specified “significant business transactions” with an “acquiring person.” This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage unsolicited attempts to acquire us. An “acquiring person” is generally defined as a person or group of persons that beneficially owns the voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation. The target corporation may not engage in “significant business transactions,” as defined in Chapter 23B.19, for a period of five years after the date of the transaction in which the person became an acquiring person, unless (1) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the share acquisition causing the person to become an “acquiring person,” or (2) the significant business transaction was both approved by the majority of the members of the target corporation’s board of directors and authorized at a shareholder meeting by at least two-thirds of the votes entitled to be cast by the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition. “Significant business transactions” include, among other things:

•	a merger or share exchange with, disposition of assets to or issuance or redemption of stock to or from, the acquiring person;

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a termination of 5% or more of the employees of the target corporation employed in the State of Washington as a result of the acquiring person’s acquisition of 10% or more of the shares, whether at one time or over the five-year period following the share acquisition;

•	a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder; or

•	liquidating or dissolving the target corporation.

After the five-year period, a “significant business transaction” may occur, as long as it complies with “fair price” provisions specified in the statute or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not opt out of this statute.